Filed by Eagle Financial Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Eagle Financial Services, Inc.

Commission File No.: 001-42512

Date: September 8, 2026

Customer Email

Subject: An Important Announcement from Bank of Clarke

From: Brandon C. Lorey

Audience: Bank of Clarke Customers

Dear Valued Customer,

Today, we announced a merger of equals between Bank of Clarke and John Marshall Bank, bringing together two successful Virginia community banks that share a commitment to relationship banking, local decision-making, and the communities we serve.

First and foremost, your banking relationship will continue as it does today.

We will continue to support you with the same bankers and relationship teams you know and trust. Your accounts, account numbers, checks, debit cards, online and mobile banking access, and other services will continue without disruption. The Bank of Clarke brand also is expected to remain an important part of the combined organization. Current plans call for the Bank of Clarke name to continue in our mortgage and trust/wealth management businesses, as well as in branches serving customers in Purcellville, Warrenton, and throughout the Shenandoah Valley. Furthermore, the Bank headquarters will remain in Berryville, VA and most importantly our focus remains where it has always been: helping our customers succeed.

So why are we pursuing this combination?

Simply put, we believe we can do more together for our customers and communities than either organization could do alone.

The combined organization will have greater lending capacity, broader expertise, expanded capabilities, and additional resources to serve individuals, families, businesses, and communities across Virginia. For growing businesses in particular, the larger organization will allow us to support more of your needs while preserving the local relationships and responsive decision-making you value. Once the combination is consummated, you will have access to a broader branch system. John Marshall Bank has branches in Alexandria, Arlington, Reston, Rockville, Tysons, Washington, and Woodbridge, which complement our Branch offices in Leesburg, Ashburn and McLean.

Just as importantly, this partnership allows us to remain true to the values that have defined Bank of Clarke for generations.

We often say that we are only as strong as the communities we serve. That belief has guided how the Bank and the Bank of Clarke Foundation have invested in local businesses, nonprofit organizations, schools, and community initiatives. We expect that commitment to continue, and we believe a larger and stronger organization can expand that impact as we grow.

The transaction is expected to close in the first quarter of 2027, subject to receiving shareholder and regulatory approvals and satisfying other customary closing conditions. Until then, Bank of Clarke and John Marshall Bank will continue operating as separate organizations.

We will keep you informed as the process moves forward. In the meantime, please contact your usual banker or local office with any questions and see our website at bankofclarke.bank for updated information.

Thank you for the trust you place in us. We are proud to serve you and look forward to continuing that relationship for many years to come.

Sincerely,

Brandon Lorey

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on certain assumptions and describe future plans, strategies and expectations of John Marshall, Eagle, the combined company or otherwise relating to the proposed transaction. These forward-looking statements are generally identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “will,” “should,” “may,” “view,” “opportunity,” “potential,” or similar expressions or expressions of confidence. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain.

Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in or implied by such forward-looking statements as a result of a variety of factors, many of which are beyond the control of John Marshall, Eagle and the combined company. Caution should be exercised against placing undue reliance on forward-looking statements. Factors which could cause actual results to differ materially include, but are not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of John Marshall or Eagle to terminate the definitive agreement; the outcome of any legal proceedings or governmental inquiries or actions that may be instituted against John Marshall, Eagle or the combined company; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals or consents are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of John Marshall and Eagle to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; any changes of, including the risk that any announcements relating to the proposed transaction could have adverse effects on, the market price of the common stock of John Marshall or Eagle; the possibility that the anticipated benefits or synergies of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where John Marshall and Eagle do business, and such integration may be more difficult, time-consuming or costly than expected and may result in unexpected liabilities or operational disruptions; certain restrictions during the pendency of the proposed transaction that may impact John Marshall’s and Eagle’s ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of John Marshall management’s or Eagle management’s attention from ongoing business operations and opportunities; revenues following the proposed transaction may be lower than expected; the concentration of John Marshall’s business in the Washington, D.C. metropolitan area and the effect of changes in the economic, political and environmental conditions on this market, including shutdowns and potential reductions in spending by the United States government, and related reductions in the federal workforce; adequacy of allowance for loan credit losses, allowance for unfunded commitments credit losses, and allowance for credit losses associated with John Marshall’s held-to-maturity and available-for-sale securities portfolios; deterioration of John Marshall’s or Eagle’s asset quality; future performance of John Marshall’s or Eagle’s loan portfolio with respect to recently originated loans; the level of prepayments on loans and mortgage-backed securities; liquidity, market volatility, interest rate and operational risks; changes in the financial condition or results of operations that reduce capital of John Marshall, Eagle or the combined company; the ability of John Marshall, Eagle or the combined company to maintain existing deposit relationships or attract new deposit relationships; changes in consumer spending, borrowing, investment, repayment and savings habits; inflation, recession and changes in interest rates;

changes in the monetary and fiscal policies of the United States government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; risks related to new lines of business, products, product enhancements or services; increased competition with other financial institutions and fintech companies; adverse changes in the securities markets; the dilution caused by John Marshall’s issuance of additional shares of its capital stock in connection with the proposed transaction; changes in the financial condition or future prospects of issuers of securities that we own; John Marshall’s and Eagle’s ability to maintain an effective risk management framework; changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory structure and in regulatory fees and capital requirements; compliance with legislative or regulatory requirements; results of examination of John Marshall, Eagle or the combined company by regulators, including the possibility of requirements to increase allowance for credit losses or to write-down assets or take similar actions; potential claims, damages, and fines related to litigation or government actions; the effectiveness of John Marshall’s or Eagle’s internal controls over financial reporting and their ability to remediate any future material weakness in internal controls over financial reporting; geopolitical conditions, including trade restrictions and tariffs, and acts or threats of terrorism and/or military conflicts, or actions taken by the U.S. or other governments in response to trade restrictions and tariffs, and acts or threats of terrorism and/or military conflicts, negatively impacting business and economic conditions in the U.S. and abroad; the effects of weather-related or natural disasters, which may negatively affect the operations and/or loan portfolio and increase cost of conducting business of John Marshall or Eagle; public health events (such as the COVID-19 pandemic) and governmental and societal responses thereto; technological risks and developments, data privacy and security risks, and cyber threats, attacks, or events; changes in accounting policies and practices; the ability of John Marshall, Eagle or the combined company to successfully capitalize on growth opportunities; the ability of John Marshall, Eagle or the combined company to retain or hire key employees or to maintain relationships with customers, suppliers or other business partners, including in connection with the announcement, pendency or completion of the proposed transaction; risks related to the potential impact of general economic, political and market conditions, either nationally or in the relevant market area, including higher unemployment and lower real estate values; implications of John Marshall’s status as a smaller reporting company and as an emerging growth company; and other factors discussed in John Marshall’s and Eagle’s reports (such as Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made and are based on information available at that time; and neither John Marshall or Eagle undertakes, and each of them specifically disclaims, any obligation or duty to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events or otherwise update such forward-looking statements, whether written or oral, except as required by applicable securities laws. The foregoing list of factors is not exhaustive, and other factors that may affect actual results or future events may emerge from time to time. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information About the Merger and Where to Find It

In connection with the proposed transaction, John Marshall will file a registration statement on Form S-4 with the SEC to register the shares of John Marshall common stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of John Marshall and Eagle, which also constitutes a prospectus of John Marshall. When final, a definitive copy of the joint proxy statement/prospectus will be mailed or otherwise delivered to shareholders of John Marshall and shareholders of Eagle in connection with the solicitation of certain approvals related to the proposed transaction. Each of John Marshall and Eagke may file with the SEC other relevant documents concerning the proposed transaction.

INVESTORS AND SHAREHOLDERS OF JOHN MARSHALL AND EAGLE AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHN MARSHALL, EAGLE AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about John Marshall and Eagle, without charge, at the SEC’s website, www.sec.gov, when they are filed. Copies of documents filed with the SEC by John Marshall will be made available free of charge in the “Investor Relations” section of John Marshall’s website, investor.johnmarshallbank.com, or can be obtained by requesting by mail at John Marshall Bancorp, Inc., 1943 Isaac Newton Square East, Suite 100, Reston, Virginia 20190, Attention: Corporate Secretary. Copies of documents filed with the SEC by Eagle will be made available free of charge in the “Investor Relations” section of Eagle’s website, investors.bankofclarke.bank, or can be obtained by requesting by mail at Eagle Financial Services, Inc., 2 East Main St, P.O. Box 391, Berryville, Virginia 22611, Attention: Secretary. The information on John Marshall’s or Eagle’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

John Marshall, Eagle and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of John Marshall and shareholders of Eagle in respect of the proposed transaction under the rules of the SEC. Information regarding John Marshall’s directors and executive officers is available in its definitive proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 29, 2026, and certain other documents filed by John Marshall with the SEC. Information regarding Eagle’s directors and executive officers is available in its definitive proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 8, 2026, and certain other documents filed by Eagle with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Investors should read these documents carefully when they become available before making any voting or investment decisions. Free copies of these documents, when available, may be obtained as described in the preceding section.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.